

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2015

Sergey Solonin
Chief Executive Officer
QIWI plc
Severnoe Chertanovo Microdistrict
1A building 1
Moscow, 117648
The Russian Federation

    Re: **QIWI plc**
           Form 20-F for Fiscal Year Ended December 31, 2013
           Filed March 12, 2014
           File No. 1-35893

Dear Mr. Solonin:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ William H. Thompson

                             William H. Thompson
                             Accounting Branch Chief